EXHIBIT 7.02

LETTER

TU GUOSHEN

January 28, 2011

Board of Directors
China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower
Shennan Road, Futian District, Shenzhen
People's Republic of China, 518034

Dear Sirs:

This is to inform you that I wish to proceed immediately to consider the feasibility of making a proposal (the “Proposal”) to acquire the stock of China Security & Surveillance Technology, Inc. (the “Company”) that I do not already own in a going-private transaction (the “Acquisition”).  Here is further information I hope will be helpful to the Board:

1.         Purchase Price.   The purchase consideration to public stockholders (other than myself, certain members of the management and affiliated entities) would be in the form of cash.  The amount of the purchase price has not been determined, but my firm expectation is that it will not exceed $6.50 per share, which represents a premium of 33% to the Company’s closing price on January 27, 2011.  I would intend that the Proposal would be at a price and on terms that will be attractive and beneficial to the Company’s stockholders.

2.         Financing.  The Acquisition would be financed with a combination of debt and equity capital.

a.
Debt Financing.  I would enter into discussions and negotiations with potential sources of debt financing, and possibly make agreements with them, which may involve the equity of the Company or other entities and shall include, but not be limited to, commitment letters relating to a possible Acquisition.

b.
Equity Financing.  Equity financing would be provided from my existing holdings of common stock as well as related sources and one or more independent sources of such financing from leading private equity firms active in Asia.  I would enter into discussions and negotiations with potential sources of equity financing, and possibly make agreements with them, relating to a possible transaction including, but not limited to, the kinds of agreements usually provided for in the context of a stockholders’ agreement in a private equity transaction.

At this time there is no arrangement whatsoever with any potential source of debt or equity financing for a transaction, and I do not propose to make any commitment prior to reaching transaction terms approved by the Board of Directors.  In order to ensure a high degree of certainty as well as attractive terms for the benefit of stockholders, before I arrange the financing for a possible transaction, I would like to ask the Board to approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

In addition, I request the Board to adopt a procedure that will permit streamlined consideration and approval by resolution effective under Section 203(a)(1) of the Delaware General Corporation Law of our discussions, negotiations and agreements with potential sources of financing whose names I provide.

3.         Timing.  Of course, I will continue at all times to devote my efforts primarily to the business and operations of the Company.  Subject to those commitments, I intend to proceed as quickly as possible to develop a firm Proposal, arrange financing, finalize the acquisition terms and seek the Board’s determination as to the acceptability of a definitive Proposal.  I fully expect that the process of developing an acceptable Proposal can be conducted expeditiously and completed promptly with the cooperation of the Board and the Company.

4.         Confidentiality.  I intend promptly to file an amendment to my Schedule 13D to disclose this letter and my intention as discussed with the Board.  However, I am sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until definitive agreements providing for a transaction have been executed or we have terminated our discussions.  If for any reason you find it necessary to make any disclosure relating to any matter discussed in this letter, please give us as much notice as possible so that I can respond appropriately.

5.         Advisors.   I have retained Bank of America Merrill Lynch as my financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as my legal counsel in connection with the Proposal.

6.         No Binding Commitment.  This letter constitutes only a preliminary indication of my interest in developing and considering the feasibility of a Proposal, and does not constitute any binding commitment with respect to any Proposal or transaction.  Any commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

*  *  *  *  *

I would like to personally express my commitment to working with the Board to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding these matters, please do not hesitate to contact me at +86 (755) 8351-0888.   I look forward to hearing from you.

Sincerely,

/s/ Tu Guo Shen
Tu Guoshen